Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Held Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”), pursuant to the contents of Law no. 6.404, dated December 15th, 1976 (“Corporations Act”) and to the applicable regulations of the Brazilian Securities and Exchange Commission, hereby announces to its shareholders and the market in general that, on March 15, 2013, a Presidential Decree was published that authorizes the maximum share of its common stock in the hands of foreign investors to increase to 30 percent from 7.18 percent.

Itaú Unibanco clarifies that this authorization shall in no way affect its ownership or control structure and takes advantage of the opportunity to reaffirm its commitment to the Brazilian market and to the generation of long-term value for its shareholders.

São Paulo (SP), March 15, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer